UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-10898

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*  Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants of

The Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota

June 18, 2013

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

At December 31,	2012	2011

Assets
Investments, at fair value:
Common stock	$368,391	$338,616
Mutual funds	2,030,216	1,793,042
Collective/common trust funds	711,974	569,503
Fidelity BrokerageLink investments	84,329	74,933
Fully benefit-responsive investment contracts with financial institutions	651,527	629,665
Wrapper contract	116	41
Short-term investments	29,789	13,933
Total investments, at fair value	3,876,342	3,419,733

Receivables:
Employer contributions	92,324	89,078
Notes receivable from participants	78,893	74,811
Investments sold but not delivered	810	1,281
Total receivables	172,027	165,170

Cash	37	49
Total assets	4,048,406	3,584,952

Liabilities
Accrued expenses	688	867
Other payables	3,910	3,192
Total liabilities	4,598	4,059
Net assets available for benefits, before adjustment to contract value	4,043,808	3,580,893
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,575)	(9,993)
Net assets available for benefits	$4,028,233	$3,570,900

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

For the year ended December 31,	2012	2011

Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$332,724	$(84,036)
Interest	13,642	14,341
Preferred dividends	28	36
Common dividends	10,283	10,467
Mutual fund dividends	53,901	43,799
Total investment income (loss)	410,578	(15,393)

Contributions:
Employer	92,324	89,078
Employee	196,301	197,878
Rollover	23,697	19,540
Total contributions	312,322	306,496

Total additions, net	722,900	291,103

Deductions from net assets attributable to:
Paid to participants in cash	255,502	247,489
Common stock distributed at fair value	6,976	6,492
Administrative expenses	3,089	3,152
Total deductions	265,567	257,133

Net increase	457,333	33,970

Net assets available for benefits:
Beginning of year	3,570,900	3,536,930
End of year	$4,028,233	$3,570,900

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1.                       DESCRIPTION OF THE PLAN

The following brief description of The Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. (TRV) and participating affiliated employers (collectively, the Company) currently participate in the Plan.  The Company has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (FMTC) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to statutory limitations of $17,000 in 2012 and $16,500 in 2011.  A participant who is, or will be, age 50 or older by the end of the year, could make additional catch-up contributions of up to $5,500 in both 2012 and 2011. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate, if they do not affirmatively make an election not to participate, to participate at a different rate or to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible to participate in the Plan, however, they will not be automatically enrolled.

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Employer Contributions

The Company matched 100% of the Plan participant’s contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $5,000 in both 2012 and 2011.  The Company matching contribution is made once a year and is invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $91,644,843 for plan year 2012 and $88,320,738 for plan year 2011 were made into the Plan in January 2013 and January 2012, respectively.  The matching contribution for the 2012 plan year included a special one-time contribution as described below.  Except for cases of retirement or termination due to disability or death, the matching contribution was made only to participants employed on the last working day of December.  Individuals whose base pay as of December 31, 2010 was $175,000 or more were not eligible for the matching contribution for the 2011 plan year, but were eligible for the matching contribution in the 2012 plan year.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

1.                       DESCRIPTION OF THE PLAN, Continued

In 2012, in addition to the Company matching contribution, the Company made a special one-time contribution to each employee affected by the transition to a new payroll period, equivalent to one week’s worth of Company match.  To be eligible for the special 2012 contribution, an employee must have been continuously employed by the Company from December 31, 2011 through January 1, 2013, and have eligible pay in 2012 of less than $100,000. The special 2012 contribution was equal to an employee’s average 401(k) deferral rate in 2012 (limited to a maximum of 5 percent) times the employee’s weekly salary rate as of December 31, 2012.  The total amount of the special 2012 contribution, combined with the regular matching contribution, was subject to the maximum annual Company match amount of $5,000.  The total special 2012 contribution of $1,030,852 was made on January 29, 2013.

The Aetna Supplemental Company Contribution (the Supplemental Contribution) was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. (TIGHI) of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  TIGHI is a wholly-owned subsidiary of Travelers Property Casualty Corporation which is a wholly-owned subsidiary of TRV.  The Supplemental Contribution provides a fixed annual contribution into the Plan for eligible employees (Aetna participants). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Supplemental Contributions totaling $679,103 for plan year 2012 and $756,866 for plan year 2011 were made to the Plan on February 6, 2013 and February 3, 2012, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.

Vesting

Participants are 100% vested in their contributions, the Supplemental Contribution and related earnings.  In general, Company matching contributions allocated to participants vest after three years of service.  Participants also become vested in full if they reach age 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company.  At December 31, 2012 and 2011, the forfeiture account totaled $2,840,340 and $3,657,055, respectively.  Forfeitures used totaled $3,096,594 and $1,457,785 for 2012 and 2011, respectively.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

1.                       DESCRIPTION OF THE PLAN, Continued

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely voted.   The Plan holds shares of Citigroup, Inc. (Citigroup) common stock as a result of a prior spin-off of the Travelers 401(k) Plan from a plan maintained by Citigroup and such shares are voted in the same manner as described above for Company shares.

Notes Receivable From Participants

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at any one time.  The interest rate established at the inception of a new loan is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding.  At December 31, 2012, there were 11,686 outstanding loans totaling $78,892,752.  At December 31, 2011, there were 11,652 outstanding loans totaling $74,811,105.

Distributions and withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $5,000, participants may elect to have distributions made in full, partial or periodic installments. If a participant’s vested account balance following termination of employment is at least $1,000 but not more than $5,000 and the participant does not provide distribution instructions, the account will automatically be rolled over to a Fidelity IRA.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need.  Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions is generally limited to the amount of 401(k) contributions made to such account, reduced by prior withdrawals from the account.  Withdrawals are also allowed for any reason from accounts funded by rollover contributions (defined above), as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee after-tax contributions made under prior rules of the legacy plans (these are separate from Roth 401(k) contributions).  Other special withdrawal rights may apply to certain specified accounts or with respect to certain specified participants.

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The plan also provides for an in-plan Roth conversion option for participants who are otherwise eligible to receive in-service withdrawals of amounts other than Roth 401(k) contributions.  An in-plan Roth conversion permits the participant to pay income tax on pre-tax amounts and convert them to Roth status.  The predecessor accounts eligible for early withdrawal are accounts that were established in various legacy plans that require separate recordkeeping.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

1.                       DESCRIPTION OF THE PLAN, Continued

To the extent an account is invested in Company or Citigroup common shares, a withdrawal or distribution can be in the form of Company or Citigroup common shares, respectively, or cash.  Any hardship withdrawal prior to age 59½ is in the form of cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities, mortgage-backed securities and other financial instruments. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

2.                       SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Plan investments are stated at fair value as of December 31, 2012 and 2011 (see Note 4), except for short-term money market investments that are valued at cost plus accrued interest, which approximates their fair value.

With respect to the Plan’s fully benefit-responsive investment contracts, the investment section of the Statements of Net Assets Available for Benefits includes the fair value of such contracts (based on the fair value of the underlying investments), as well as the fair value of the related wrapper contract.  The Statements of Net Assets Available for Benefits also includes an adjustment to mark the fair value of the investment contracts to contract value.  The contract value of fully benefit-responsive investment contracts is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes receivable from participants are valued at their outstanding balances.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

2.                       SIGNIFICANT ACCOUNTING POLICIES, Continued

investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company’s common stock fund.  The Plan also provided for investment in the Company’s preferred stock fund until the conversion of that fund into the common stock fund, effective June 7, 2011.  That conversion was executed upon the TRV Board of Directors’ decision to authorize the redemption of TRV’s preferred stock after the increase in TRV’s common stock dividend rate announced in April 2011 resulted in the common dividend rate exceeding the equivalent dividend rate on the preferred stock.  The Plan had the right, at any time prior to redemption, to convert the preferred stock into eight shares of common stock.  TRV and the Benefit Plans Investment Committee engaged an independent fiduciary to evaluate whether redemption or conversion was in the best interests of Plan participants and beneficiaries.  The independent fiduciary determined that conversion was the appropriate course of action.

At both December 31, 2012 and 2011, approximately 9% of the Plan’s total assets were invested in the common stock of the Company.  The underlying values of the Company common stock are entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Payment of Benefits

Benefit payments are recorded when paid.

3.                       INVESTMENTS

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 (dollars in thousands):

At December 31,	2012	2011

Investments at Quoted Fair Value
The Travelers Companies, Inc., 4,923,578 and 5,528,853 common shares, respectively	$353,611	$327,142
Vanguard Institutional Index Fund — Institutional Plus Class, 3,498,600 and 3,327,774 shares, respectively	456,672	382,860
Vanguard Total Bond Market Index Fund — Institutional Plus Shares, 23,685,579 and 21,445,577 shares, respectively	262,673	235,901
JP Morgan Large Cap Growth Fund — Class R6, 10,857,023 shares	261,546	—
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C, 16,534,293 shares	203,752	—
American Funds Growth Fund of America — Class R6, 9,872,317 shares	—	283,533

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

3.                       INVESTMENTS, Continued

Net Appreciation (Depreciation) in the Fair Value of Investments

Net appreciation (depreciation) in the fair value of investments as set forth in the table below, includes gains/(losses) on investments bought/sold during the year as well as unrealized appreciation (depreciation) on investments held at year end (in thousands).

For the year ended December 31,	2012	2011

Preferred stock	$—	$8,693
Common stock	70,979	1,956
Mutual and collective/common trust funds	256,753	(90,133)
Fidelity BrokerageLink investments	4,992	(4,552)

Net appreciation (depreciation) in fair value of investments	$332,724	$(84,036)

4.                       FAIR VALUE MEASUREMENTS

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety.  The three levels of the hierarchy are as follows:

•                  Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                  Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•                  Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

4.                       FAIR VALUE MEASUREMENTS, Continued

For investments that have quoted market prices in active markets, the Plan uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from a third party, nationally recognized pricing service (pricing service).  When quoted market prices are unavailable, the Plan utilizes a pricing service to determine an estimate of fair value.  The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  The Plan bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s length transaction.

Plan investments are stated at fair value as of December 31, 2012 and 2011, except for short-term money market investments that are valued at cost plus accrued interest, which approximates their fair value and are included in Level 1.

Common stocks traded on national securities exchanges are valued at their closing market prices.  Mutual funds are valued at their quoted net asset value.  The Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the collective/common trust funds are valued at the net asset value per unit as reported by the sponsor of the collective/common trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The Plan includes the fair value estimates of these securities in Level 2.

Fully benefit-responsive investment contracts with financial institutions consist of synthetic guaranteed investment contracts (Synthetic GICs) which are reported at fair value.  Synthetic GICs are valued at the fair value of the underlying assets of the master trust derived from the exchange where the securities are primarily traded. The Plan includes the fair value estimates of the Synthetic GICs in Level 2. The fair value of the wrapper contracts associated with the Synthetic GICs are based on the wrap contract fees provided by insurance companies and are disclosed in Level 3 due to the significant inputs being unobservable. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The BrokerageLink investments are reported at fair value. For the majority of BrokerageLink investments the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (equities, mutual funds and government bonds).  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposits are valued at their certificate balances, which approximates fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

4.                       FAIR VALUE MEASUREMENTS, Continued

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2012 and 2011 (in thousands).

At December 31, 2012	Total	Level 1	Level 2	Level 3

Invested assets
Common stock	$368,391	$368,391	$—	$—
Mutual funds:
Blended funds	698,055	698,055	—	—
Growth funds	452,376	452,376	—	—
Bond funds	332,850	332,850	—	—
Value funds	227,182	227,182	—	—
International fund	164,904	164,904	—	—
Balanced fund	96,309	96,309	—	—
Money market fund	58,540	58,540	—	—
Collective/common trust funds:
Target funds	495,924	—	495,924	—
International funds	203,752	—	203,752	—
International emerging markets fund	12,298	—	12,298	—
Fidelity BrokerageLink investments:
Common stock	45,162	45,162	—	—
Mutual funds	21,741	21,741	—	—
Interest-bearing cash	15,479	15,479	—	—
Certificates of deposit	655	—	—	655
Corporate bonds	507	—	507	—
U.S. government securities	413	413	—	—
Preferred stock	368	368	—	—
Other	4	4	—	—
Fully benefit-responsive investment contracts	651,527	—	651,527	—
Wrapper contract	116	—	—	116
Short-term investments	29,789	29,789	—	—

Total	$3,876,342	$2,511,563	$1,364,008	$771

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

4.                       FAIR VALUE MEASUREMENTS, Continued

At December 31, 2011	Total	Level 1	Level 2	Level 3

Invested assets
Common stock	$338,616	$338,616	$—	$—
Mutual funds:
Blended funds	544,799	544,799	—	—
Growth funds	472,761	472,761	—	—
Bond funds	275,086	275,086	—	—
Value funds	203,589	203,589	—	—
International fund	156,146	156,146	—	—
Balanced fund	85,948	85,948	—	—
Money market fund	54,713	54,713	—	—
Collective/common trust funds:
Target funds	391,797	—	391,797	—
International funds	139,986	—	139,986	—
Stable value fund	31,079	—	31,079	—
International emerging markets fund	6,641	—	6,641	—
Fidelity BrokerageLink investments:
Common stock	38,183	38,183	—	—
Mutual funds	17,814	17,814	—	—
Interest-bearing cash	14,826	14,826	—	—
U.S. government securities	1,939	1,939	—	—
Certificates of deposit	1,311	—	—	1,311
Corporate bonds	456	—	456	—
Preferred stock	395	395	—	—
Other	9	9	—	—
Fully benefit-responsive investment contracts	629,665	—	629,665	—
Wrapper contract	41	—	—	41
Short-term investments	13,933	13,933	—	—

Total	$3,419,733	$2,218,757	$1,199,624	$1,352

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

4.                       FAIR VALUE MEASUREMENTS, Continued

The following tables present the changes in the Level 3 fair value category for the years ended December 31, 2012 and 2011:

	Fidelity BrokerageLink Investments — Certificates of Deposit	Wrapper Contract	Total

Balance at December 31, 2011	$1,311	$41	$1,352
Net appreciation (depreciation) in fair value of investments	(21)	75	54
Purchases	287	—	287
Sales	(922)	—	(922)

Balance at December 31, 2012	$655	$116	$771

Amount of net appreciation (depreciation) for the period attributable to changes in fair value of assets still held at the reporting date	$(9)	$75	$66

	Preferred Stock	Fidelity BrokerageLink Investments — Certificates of Deposit	Wrapper Contract	Total

Balance at December 31, 2010	$92,387	$1,733	$663	$94,783
Net appreciation (depreciation) in fair value of investments	8,460	(29)	(622)	7,809
Purchases	—	181	—	181
Sales	(7,739)	(574)	—	(8,313)
Conversion of preferred stock to common stock	(93,108)	—	—	(93,108)

Balance at December 31, 2011	$—	$1,311	$41	$1,352

Amount of net depreciation for the period attributable to changes in fair value of assets still held at the reporting date	$—	$(21)	$(622)	$(643)

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2012 and 2011.

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS

The Plan’s Stable Value Fund (the Fund) is composed primarily of Synthetic GICs.

Synthetic GICs.  A Synthetic GIC is an investment contract issued by an insurance company or other financial institution, also known as a wrap contract, backed by a portfolio of bonds or other fixed income securities that are owned by the Fund.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by the Fund’s trustee or a third party custodian.  The contracts are obligated to provide an interest rate not less than zero.

The assets underlying the contracts consist of commingled funds sponsored by Dwight Asset Management or Prudential Trust Company.  The fair value of those funds at December 31, 2012 and 2011 (see Note 4) was as follows (in thousands):

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

At December 31,	2012	2011

Dwight 2011 Term Fund	$—	$25,270
Dwight 2012 Term Fund	11,678	88,004
Dwight 2013 Term Fund	70,744	132,862
Dwight 2014 Term Fund	118,797	129,619
Dwight 2015 Term Fund	123,604	120,090
Dwight 2016 Term Fund	150,700	—
Dwight Intermediate Core Fund	106,320	133,820
Prudential Core Conservative Intermediate Bond Fund	69,684	—

Total	$651,527	$629,665

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the fair value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus credited interest, less withdrawals made under the contract and administrative expenses.

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund; and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, are probable.

Contract Termination.  Synthetic GIC wrap contracts generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the fair value of the underlying assets equals zero.  If the fair value equals zero, the issuer of the wrap contract is obligated to pay the difference between the fair value and the contract value.

If the Plan defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Plan will retain the fair value of the underlying assets as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

portfolio on the date of an amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.  The Plan may make an Amortization Election if the contract permits the issuer to terminate at fair value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The Synthetic GICs are placed with or guaranteed by a financial institution whose Standard & Poor’s credit rating is AA- or higher.

Average Yield.  The average yield of the contracts is as follows:

For the year ended December 31,	2012	2011

Based on actual earnings	0.80%	1.16%
Based on interest rate credited to participants	1.62%	1.62%

6.                       PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  The following transactions with related parties are specifically exempted from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code:

•                      The Plan invests in funds managed by an affiliate of FMTC, a party-in-interest as defined by ERISA as a result of being trustee of the Plan.

•                      The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party-in-interest with respect to the Plan.

7.                       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

8.                       TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is qualified under Section 401(a) of the Internal Revenue Code and the Trust is qualified under Section 501(a) of the Internal Revenue Code.  The Plan has been amended and restated since receiving the determination letter.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  At December 31, 2012 and 2011, the Plan had no uncertain tax positions.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2012 AND 2011

9.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2012 and December 31, 2011 to Form 5500 (in thousands):

At December 31,	2012	2011

Net assets available for benefits per the financial statements	$4,028,233	$3,570,900
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	15,575	9,993

Net assets available for benefits per the Form 5500	$4,043,808	$3,580,893

The following is a reconciliation of investment income per the financial statements to the Form 5500 (in thousands):

For the year ended December 31,	2012	2011

Total investment income (loss) per the financial statements	$410,578	$(15,393)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — current year	15,575	9,993
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — prior year	(9,993)	560

Total investment income (loss) per the Form 5500	$416,160	$(4,840)

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Common Stock
* The Travelers Companies, Inc.			4,923,578	$353,611,372
Citigroup, Inc.			373,602	14,779,695
Total Common Stock				368,391,067

Mutual Funds
American Beacon Large Cap Value Fund — Institutional Class			5,518,473	119,419,765
Baron Growth Fund — Institutional Shares			1,189,395	64,298,703
*Fidelity Puritan Fund — Class K			4,964,359	96,308,574
Goldman Sachs Mid Cap Value Fund — Institutional Class			1,593,965	62,626,882
JPMorgan Large Cap Growth Fund — Class R6			10,857,023	261,545,681
Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio — Class I			3,642,255	126,531,947
Neuberger Berman Genesis Fund — Institutional Class			2,616,305	127,466,389
Pimco Total Return Fund — Institutional Class			6,243,534	70,177,319
Target Small Capitalization Value Portfolio — Class T			2,107,140	45,134,933
Thornburg International Value Fund — Class R5			5,881,020	164,903,787
Vanguard Institutional Index Fund — Institutional Plus Class			3,498,600	456,672,315
Vanguard Mid-Cap Index Fund — Institutional			4,489,609	101,105,999
Vanguard Prime Money Market Fund — Institutional Class			58,539,864	58,539,864
Vanguard Small-Cap Index Fund Institutional			330,516	12,810,800
Vanguard Total Bond Market Index Fund — Institutional Plus Shares			23,685,579	262,673,070
Total Mutual Funds				2,030,216,028

Collective/Common Trust Funds
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C			16,534,293	203,752,088
SSgA Emerging Markets Index Non-Lending Series Fund — Class C			688,714	12,298,364
Vanguard Target Retirement Income Trust I			744,824	29,874,891
Vanguard Target Retirement 2010 Trust I			368,688	13,748,387
Vanguard Target Retirement 2015 Trust I			2,069,466	74,604,258
Vanguard Target Retirement 2020 Trust I			1,579,127	55,458,946
Vanguard Target Retirement 2025 Trust I			2,992,244	101,646,542
Vanguard Target Retirement 2030 Trust I			1,112,201	36,747,116
Vanguard Target Retirement 2035 Trust I			1,835,462	59,799,366
Vanguard Target Retirement 2040 Trust I			847,144	27,735,494
Vanguard Target Retirement 2045 Trust I			2,183,109	71,256,679
Vanguard Target Retirement 2050 Trust I			694,045	22,771,603
Vanguard Target Retirement 2055 Trust I			56,855	2,280,450
Total Collective/Common Trust Funds				711,974,184

(continued)

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value

*Fidelity BrokerageLink Investments				84,328,702

Fully Benefit-Responsive Investments with Financial Institutions:
Monumental Life Insurance, MDA00987TR:
Dwight 2012 Term Fund	1.65%	Various	3,770,990	3,770,990
Dwight 2013 Term Fund	1.65%	Various	23,445,337	23,445,337
Dwight 2014 Term Fund	1.65%	Various	49,794,188	49,794,188
Dwight 2015 Term Fund	1.65%	Various	53,174,008	53,174,008
Dwight 2016 Term Fund	1.65%	Various	61,599,481	61,599,481
Total Monumental Life Insurance, MDA0098TR				191,784,004

NATIXIS Financial Products, Inc., 1923-01
Dwight 2012 Term Fund	2.08%	Various	3,951,561	3,951,561
Dwight 2013 Term Fund	2.08%	Various	23,637,479	23,637,478
Dwight 2014 Term Fund	2.08%	Various	34,483,807	34,483,807
Dwight 2015 Term Fund	2.08%	Various	35,197,005	35,197,005
Dwight 2016 Term Fund	2.08%	Various	44,527,605	44,527,605
Dwight Intermediate Core Fund	2.08%	Various	3,615,646	53,133,527
Total NATIXIS Financial Products, Inc., 1923-01				194,930,983

Pacific Life Insurance Company, G-26926.01.0001
Dwight 2012 Term Fund	2.08%	Various	3,955,551	3,955,551
Dwight 2013 Term Fund	2.08%	Various	23,661,349	23,661,349
Dwight 2014 Term Fund	2.08%	Various	34,518,630	34,518,630
Dwight 2015 Term Fund	2.08%	Various	35,232,549	35,232,549
Dwight 2016 Term Fund	2.08%	Various	44,572,571	44,572,571
Dwight Intermediate Core Fund	2.08%	Various	3,619,298	53,187,183
Total Pacific Life Insurance Company, G-2926.01.001				195,127,833

Prudential Insurance Company of America, GA-63058
Prudential Core Conservative Int. Bond Fund	1.73%	Various	69,684,461	69,684,461

Total Fully Benefit-Responsive Investments with Financial Institutions				651,527,281

Wrapper Contract:
Monumental Life Insurance, MDA00987	1.65%	Evergreen		115,506

(continued)

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value

Short-Term Investments:
*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	0.14%	Due on Demand		29,789,257

*Notes receivable from participants (1)				78,892,752

Total Investments				$3,955,234,777

See accompanying report of independent registered public accounting firm.

* Parties-in-interest as defined by ERISA.

(1) 11,686 loans, interest rates ranging from 4.25% to 10.50%, 5-year maximum term with the exception of home loans, which have a 20-year maximum term.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

Date: June 18, 2013	By:	/s/ John P. Clifford Jr.
John P. Clifford Jr. Executive Vice President, Human Resources and Plan Administrator Member of the Administrative Committee for The Travelers 401(k) Savings Plan